Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectuses of Viracta Therapeutics, Inc. for the registration of up to $200,000,000 of its common stock, preferred stock, warrants, subscription rights, debt securities or units and to the incorporation by reference therein of our report dated February 24, 2021, with respect to the consolidated financial statements of Sunesis Pharmaceuticals, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Salt Lake City, Utah

May 28, 2021